UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: /s/ Yaniv Baram
Name: Yaniv Baram
Title: Corporate Secretary

Dated: September 30, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated September 30, 2007.

Exhibit 1

ISRAEL AIR FORCE TO BE EQUIPPED WITH
ELBIT SYSTEMS’ LIZARD LASER- GUIDED BOMBS

Haifa, Israel, September 30, 2007 -Elbit Systems Ltd. (NASDAQ:ESLT) reported today that it had been selected to equip the Israel Air Force (IAF) with its Lizard laser-guided bombs. Contract value is several $Millions and the initial supply of the systems to the IAF has already begun.

Lizard, a sophisticated new generation laser-guided bomb incorporates decades of Elbit Systems in-house technological expertise. The system which will be used for air-to-surface attack of diverse targets inflicts pinpoint damage while substantially reducing collateral damage. The current laser designator is designed for warheads of various sizes.

Elbit Systems has already supplied the Lizard laser-guided bomb kit to several international customers including NATO-member countries. The performance-proven LIZARD has already generated repeat orders from existing customers.

According to Yoram Shmueli, Joint General Manager of Elbit Systems’ Airborne division, the decision to equip the IAF with Lizard represents an important breakthrough for Elbit Systems as a major supplier of laser-guided systems. Mr. Shmueli added, “the use of lasers for pinpoint accuracy and reduced collateral damage is in increased demand amongst the world’s advanced air forces, and the fact that the IAF has chosen Elbit Systems’ Lizard will lead to increased orders for the system worldwide.

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact: Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications	IR Contact: Ehud Helft / Kenny Green
Elbit Systems Ltd.	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-0246
Fax: +972-4-8316944	Fax: + 972-3-6074711
E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	E-mail: info@gkir.com

This press release contains or may contain forward-looking statements, including statements regarding the future performance of our operations and our business strategies and commitments. For these statements and all other forward-looking statements, Elbit Systems Ltd. claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy or are otherwise beyond our control and some of which might not even be anticipated. Future events and actual results, affecting our strategic plan as well as our financial position, results of operations and cash flow, could differ materially from those described in or contemplated by the forward-looking statements. Important factors that contribute to such risks include, but are not limited to, governmental regulations and approvals, changes in governmental budgeting priorities, and general market, political and economic conditions in the countries in which the Elbit Systems Group operates or sells, including the United States.